Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

7.250% PERPETUAL NON-CUMULATIVE PREFERENCE SHARES

OF

ASPEN INSURANCE HOLDINGS LIMITED

ASPEN INSURANCE HOLDINGS LIMITED, a Bermuda company (the “Company”), HEREBY CERTIFIES that pursuant to resolutions of a duly authorized pricing and repurchase committee of the Board of Directors adopted on April 3, 2012, the creation of the 7.250% Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “Preference Shares”) were authorized and the designations, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Preference Shares, in addition to those set forth in the Memorandum of Association and Bye-Laws of the Company, were fixed as follows:

Section 1. Designation; Amount of Shares. The designation of this series of Preference Shares shall be “7.250% Perpetual Non-Cumulative Preference Shares”, and the number of shares constituting this series shall be 6,400,000; provided that, if the Company elects to issue additional Preference Shares after the date of this Certificate of Designation, any such additional shares are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Internal Revenue Code of 1986, as amended, and such additional shares are otherwise treated as fungible with the Preference Shares for U.S. federal income tax purposes. The additional shares would form a single series with the Preference Shares. The Preference Shares shall have a liquidation preference of $25 per Preference Share (the “Liquidation Preference”). Each Preference Share shall be identical in all respects to every other Preference Share, except for the issue price, date of issuance and, in some cases, the initial Dividend Payment Date (as defined in Section 4(a)). Any Preference Shares retired by purchase or redemption, or otherwise acquired by the Company, will have the status of authorized but unissued Preference Shares and may be reissued as part of the same class or series or may be reclassified and reissued by the Board of Directors in the same manner as any other authorized and unissued shares. The number of authorized Preference Shares may be reduced (but not below the number of Preference Shares then issued and outstanding) by further resolution duly adopted by the Board of Directors. No such reduction shall affect the due authorization of any issued and outstanding Preference Shares.

Section 2. Definitions. As used herein with respect to the Preference Shares:

(a) “Additional Amounts” has the meaning assigned to such term in Section 5(a).

(b) “Appointing Preference Shares” means any other class or series of preference shares of the Company, including any Perpetual PIERS, 7.401% Perpetual Preference Shares and the Perpetual Preference Shares issued upon conversion of the Perpetual PIERS, if any, ranking equally with the Preference Shares either as to dividend rights or rights upon liquidation, winding-up or dissolution and upon which like Appointing Rights have been conferred and are exercisable.

(c) “Appointing Rights” has the meaning assigned to such term in Section 10(b).

(d) “Bye-Laws” means the amended and restated bye-laws of the Company, as they may be amended from time to time.

(e) “Board of Directors” means the Board of Directors of the Company.

(f) “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City or Bermuda generally are authorized or obligated by law or executive order to close.

(g) “Capital Adequacy Regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to the Company from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).

(h) “Capital Disqualification Event” means that the Preference Shares cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions or otherwise), for purposes of determining the solvency margin, capital adequacy ratio or any other comparable ratio, regulatory capital resource or level, of the Company or any subsidiary thereof, where capital is subdivided into tiers, as Tier 2 capital securities under then-applicable Capital Adequacy Regulations imposed upon the Company by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority) (which would include, without limitation, the Company’s individual and group enhanced capital requirements under Bermuda Monetary Authority capital regulations), except as a result of any applicable limitation on the amount of such capital.

(i) “Certificate of Designation” means this Certificate of Designation relating to the Preference Shares, as it may be amended from time to time.

(j) “Change in Tax Law” means (a) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction, (b) a change in the official application or interpretation of those laws, regulations or rulings, (c) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party after April 3, 2012, or (d) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Company, in each case, described in (a)-(d) above occurring after April 3, 2012; provided, however, that in the case of a Relevant Taxing Jurisdiction other than Bermuda in which a successor corporation is organized, such Change in Tax Law must occur after the Succession Date.

(k) “Dividend Payment Date” has the meaning assigned to such term in Section 4(a).

(l) “Dividend Record Date” has the meaning assigned to such term in Section 4(a).

(m) “Dividend Period” has the meaning assigned to such term in Section 4(a).

(n) “Global Preference Shares” has the meaning assigned to such term in Section 14(a).

(o) “Junior Stock” means any class or series capital stock of the Company, including the Company’s Ordinary Shares, that ranks junior to the Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.

(p) “Insurance Act” means the Insurance Act 1978 of Bermuda.

(q) “Issue Date” means April 11, 2012, the original date of issuance of the Preference Shares.

(r) “Liquidation Distribution” has the meaning assigned to such term in Section 6(a).

(s) “Liquidation Preference” has the meaning assigned to such term in Section 1.

(t) “Memorandum of Association” means the memorandum of association of the Company, as they may be amended from time to time.

(u) “Nonpayment” has the meaning assigned to such term in Section 10(b).

(v) “Ordinary Shares” means the Ordinary Shares, par value $0.0015144558 per share, of the Company, or any other class of shares resulting from successive changes or reclassifications of such Ordinary Shares consisting solely of changes in par value, or from par value to no par value, or as a result of a subdivision, combination, merger, consolidation or similar transaction in which the Company is a constituent corporation.

(w) “Parity Stock” means any class or series of capital stock of the Company that ranks equally with the Preference Shares as to payment of dividends and the distribution of assets on any liquidation, dissolution or winding-up of the Company, including the Perpetual PIERS, the 7.401% Perpetual Preference Shares and any Perpetual Preference Shares issued upon conversion of Perpetual PIERS.

(x) “Paying Agent” initially means Computershare Shareowner Services LLC. The Company may, in its sole discretion, remove the Paying Agent within ten

(10) calendar days prior notice to the Paying Agent; provided that the Company shall appoint a successor Paying Agent who shall accept such appointment prior to the effectiveness of such removal.

(y) “Perpetual PIERS” means the series of preference shares, par value 0.15144558¢ per share, of the Company designated as the 5.625% Perpetual Preferred Income Equity Replacement Securities (Perpetual PIERS).

(z) “Perpetual Preference Shares” means the series of preference shares, par value 0.15144558¢ per share, of the Company designated as the Perpetual Preference Shares, issuable upon the conversion of the Perpetual PIERS.

(aa) “Preference Shares” has the meaning assigned to such term in the recitals.

(bb) “Preference Share Director” has the meaning assigned to such term in Section 10(b).

(cc) “Redemption Date” means, in the case of an optional redemption, the day specified in the Company’s notice of redemption.

(dd) “Register of Members” means the Register of Members of the Company.

(ee) “Registrar” initially means Computershare Shareowner Services LLC. The Company may, in its sole discretion, remove the Registrar within ten (10) calendar days prior notice to the Registrar; provided that the Company shall appoint a successor Registrar who shall accept such appointment prior to the effectiveness of such removal.

(ff) “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys has been so received and is available for payment to holders, and notice to that effect shall have been duly given to the holders of the Preference Shares.

(gg) “Relevant Taxing Jurisdiction” means (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which the Company or its dividend disbursing agent are making payments on the Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which the Company or a successor corporation is organized or generally subject to taxation on a net income basis or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

(hh) “Senior Shares” means any class of share capital or series of preference shares established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preference Shares as to dividend rights or rights upon liquidation, winding-up or dissolution of the Company.

(ii) “set aside for payment” means, without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a dividend or other distribution by the Board of Directors, the allocation of the funds to be so paid on any class or series of the Company’s shares; provided, that if any funds for any class or series of Junior Stock or any class or series of Parity Stock are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set aside for payment” with respect to the Preference Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

(jj) “7.401% Perpetual Preference Shares” means the series of preference shares, par value 0.15144558¢ per share, of the Company designated as the 7.401% Perpetual Non-Cumulative Preference Shares.

(kk) “Succession Date” means the date on which the Company consolidates, merges or amalgamates with a successor corporation or conveys, transfers or leases substantially all its properties and assets to a successor corporation.

(ll) “Tax Event” means a Change in Tax Law that, in the Company’s reasonable determination, results in a substantial probability that the Company or any entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys, transfers or leases substantially all its properties and assets would be required to pay any Additional Amounts with respect to the Preference Shares.

Section 3. Ranking. The Preference Shares shall, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company, rank (a) senior to all Junior Shares, including without limitation, the Ordinary Shares, (b) on a parity with all Parity Shares, including, without limitation, the Perpetual PIERS, the Perpetual Preference Shares issuable upon conversion of the Perpetual PIERS and the 7.401% Perpetual Preference Shares, (c) junior to any Senior Shares and (d) junior to all of the Company’s existing and future debt obligations.

Section 4. Dividends.

(a) Rate and Payment of Dividends.

The holders of Preference Shares shall be entitled to receive, only when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends under Bermuda law, non-cumulative cash dividends from and including the original issue date, quarterly in arrears, on January 1, April 1, July 1 and October 1 of each year (each, a “Dividend Payment Date”), commencing on July 1, 2012, without accumulation of any undeclared dividends. To the extent declared, dividends shall accumulate, with respect to each Dividend Period (as defined below), in an amount per share equal to 7.250% of the Liquidation Preference per annum (equivalent to $1.18125 per share). In the event that the Company issues additional Preference Shares after the original issue date, to the extent declared, dividends on such additional Preference Shares may accumulate from and including their original issue date or any other date the Company specifies at the time such additional Preference Shares are issued.

Dividends that are payable on Preference Shares on any Dividend Payment Date shall be payable to holders of record of Preference Shares as they appear on the Register of Members at 5:00p.m. (New York City time) on the immediately preceding December 15, March 15, June 15 and September 15 (each, a “Dividend Record Date”). The Dividend Record Dates shall apply regardless of whether a particular Dividend Record Date is a Business Day.

A dividend period (each, a “Dividend Period”) is the period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the initial Dividend Period shall commence on and include the original issue date of the Preference Shares and shall end on and exclude the July 1, 2012 Dividend Payment Date. Dividends payable on the Preference Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a Business Day, then the Dividend Payment Date shall be the next succeeding Business Day after the original Dividend Payment Date, and no additional dividends shall accumulate on the amount so payable as a result of the delay.

Dividends on the Preference Shares are non-cumulative. Consequently, if the Board of Directors does not authorize and declare a dividend for any Dividend Period, holders of the Preference Shares will not be entitled to receive a dividend for such Dividend Period, and such undeclared dividend will not accumulate and will not be payable. The Company will have no obligation to pay dividends for a Dividend Period after the Dividend Payment Date for such Dividend Period if the Board of Directors has not declared such dividend before the related Dividend Payment Date, whether or not dividends are declared for any subsequent Dividend Period with respect to the Preference Shares.

Holders of Preference Shares shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends, if any, declared and payable on the Preference Shares as specified in this Section 4.

(b) Priority of Dividends. So long as any Preference Shares remain outstanding for any Dividend Period, unless the full dividends for the latest completed Dividend Period on all outstanding Preference Shares and Parity Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside: (1) no dividend shall be paid or declared on the Ordinary Shares or any other shares of Junior Stock or Parity Stock (except in the case of the Parity Stock on a pro rata basis with the Preference Shares as described below), other than a dividend payable solely in Ordinary Shares, other Junior Stock or Parity Stock, as applicable, and (2) no Ordinary Shares, other Junior Stock or Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (a) as a result of a reclassification of Junior Stock for or into other Junior Stock, or a reclassification of Parity Stock for or into other Parity Stock, as applicable, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, or the exchange or conversion of one share of Parity Stock for or into another share of Parity Stock, as applicable, (b) through the use of the proceeds of a substantially contemporaneous sale of Junior Stock or Parity Stock, as applicable, or (c) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants).

When dividends are not paid or duly provided for in full on any Dividend Payment Date upon the Preference Shares and any shares of Parity Stock, all dividends declared upon the Preference Shares and all such Parity Stock and payable on such Dividend Payment Date shall be declared on a pro rata basis so that the respective amounts of such dividends shall bear the same ratio to each other as the full amount of dividends payable on the outstanding Preference Shares for such Dividend Period and the accumulated and unpaid dividends, or the full amount of dividends payable for such Dividend Period in the case of non-cumulative preferred stock, on all such Parity Stock bear to each other. In the case of any Parity Stock having dividend payment dates different from the Dividend Payment Dates pertaining to the Preference Shares, the measurement date for such Parity Stock shall be the Dividend Payment Date falling within the related Dividend Period for the Preference Shares.

(c) Restrictions on Payment of Dividends.

The Company shall not pay declare or pay dividends on the Preference Shares if the Company has reasonable grounds for believing that (1) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realizable value of the Company’s assets would thereby be less than its liabilities or that the Company is or would after such payment be in breach of any applicable individual or group solvency and liquidity requirements or applicable individual or group enhanced capital requirements or such other applicable rules, regulations or restrictions as may from time to time be issued by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act and related regulations or any successor legislation or then applicable law.

Section 5. Payment of Additional Amounts.

(a) The Company shall make all payments on the Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company shall, subject to certain limitations and exceptions described below, pay to the holders of the Preference Shares such additional amounts (the “Additional Amounts”) as may be necessary so that every net payment made to such holders, after the withholding or deduction, shall not be less than the amount provided for in this Certificate of Designation to be then due and payable.

(b) The Company shall not be required to pay any Additional Amounts for or on account of:

(1) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder (i) was a resident,

citizen, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Preference Shares or (ii) presented, where presentation is required, such Preference Shares for payment more than 30 days after the Relevant Date, except to the extent that the holder would have been entitled to such Additional Amounts if it had presented such Preference Shares for payment on any day within that 30-day period;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, fee, duty, assessment or other governmental charge;

(3) any tax, fee, duty, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the Liquidation Preference of or any dividends on the Preference Shares;

(4) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Preference Shares to comply with any reasonable request by the Company addressed to the holder within ninety (90) days of such request (a) to provide information concerning the nationality, citizenship, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(5) any withholding or deduction required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000 and 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such European Union Directive; or

(6) any combination of items (1), (2), (3), (4) and (5).

(c) The Company shall not pay Additional Amounts with respect to any payment on any such Preference Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-through entity or a person other than the sole beneficial owner of such Preference Shares if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, settlor, member or beneficial owner would not have been entitled to such Additional Amounts had it been the holder of the Preference Shares.

(d) The requirement to pay Additional Amounts shall apply to any successor corporation. If there is a substantial probability that the Company or any successor corporation would be required to pay any Additional Amounts as a result of a Change in Tax Law, the Company shall also have the option to redeem the Preference Shares.

Section 6. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preference Shares shall be entitled to receive out of the Company’s assets legally available for distribution to shareholders, after satisfaction of liabilities of the Company, if any, the Liquidation Preference plus declared and unpaid dividends thereon, if any, to, but excluding, the date fixed for distribution, without accumulation of any undeclared dividends (the “Liquidation Distribution”), before any distribution of assets is made to holders of Ordinary Shares, or any of the Company’s other shares of stock ranking junior to the Preference Shares.

After the payment to the holders of the Preference Shares of the Liquidation Distribution to which such holders are entitled as provided in this Section 6, the holders of the Preference Shares shall have no right or claim to any of the remaining assets of the Company.

(b) Partial Payment. In the event the Company’s assets are not sufficient to pay the Liquidation Preference in full to all holders of the Preference Shares and the Liquidation Preference of any Parity Stock to all holders of such Parity Stock, the amounts paid to the holders of Preference Shares and to the holders of any Parity Stock shall be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders.

(c) Residual Distributions. In the event the Liquidation Preference has been paid in full to all holders of the Preference Shares and any holders of any Parity Stock, the holders of the Company’s other capital stock shall be entitled to receive all of the Company’s remaining assets according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 6, neither a consolidation, amalgamation, merger, arrangement or reconstruction involving the Company or the sale or transfer of all or substantially all of the shares of capital stock or the property or business of the Company shall be deemed to constitute a liquidation, dissolution or winding-up of the Company.

Section 7. Redemption.

(a) Optional Redemption.

(1) The Company may not redeem Preference Shares prior to July 1, 2017, except as provided in Sections 7(a)(2) and 7(a)(3). On July 1, 2017 and any Dividend Payment Date thereafter, the Preference Shares shall be redeemable at the Company’s option, in whole or in part, upon notice given as provided in Section 7(c), at a redemption price equal to $25 per Preference Share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.

(2) At any time following the occurrence of a Tax Event, the Preference Shares shall be redeemable at the Company’s option, in whole or in part, upon notice given as provided in Section 7(c), at a redemption price equal to $25 per Preference Share, plus all declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.

(3) At any time prior to July 1, 2017, if (i) the Company submits to the holders of Ordinary Shares a proposal for an amalgamation or merger, or (ii) if the Company submits any proposal for any other matter that, as a result of any change in Bermuda law after the Preference Shares are issued, requires for its validation or effectuation an affirmative vote of the holders of the Preference Shares at the time outstanding, whether voting as a separate series or together with any other series or class of preference shares as a single class, the Company shall have the option, by not less than 30 nor more than 60 days prior written notice to the relevant holders, in such form and given in such manner as to be in accordance with Section 7(c), to redeem all of the outstanding Preference Shares for cash at a redemption price of $26 per share, plus all declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.

(b) No Sinking Fund. The Preference Shares shall not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Preference Shares shall have no right to require redemption or repurchase of any Preference Shares.

(c) Notice of Redemption. Notice of each redemption of Preference Shares shall be given by first class mail, to the holders of record of the Preference Shares to be redeemed, not less than 30 nor more than 60 days prior to the Redemption Date. Notwithstanding the foregoing, if the Preference Shares or any depositary shares representing interests in the Preference Shares are issued in book-entry form through The Depository Trust Company, notice of redemption may be given to the holders of Preference Shares in any manner permitted by The Depository Trust Company. Each such notice given to a holder shall state: (1) the Redemption Date; (2) the number of Preference Shares to be redeemed and, if less than all of the Preference Shares held by such holder are to be redeemed, the number of such Preference Shares to be redeemed from such holder; (3) the redemption price or the methodology for determining the redemption price; and (4) the place or places where certificates for such Preference Shares are to be surrendered for payment of the redemption price.

(d) Partial Redemption. In case of any redemption of only part of the Preference Shares at the time outstanding, the Preference Shares to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable.

(e) Effectiveness of Redemption. If a notice of redemption has been duly given and if all funds necessary for the redemption have been set aside for payment by the Company for the benefit of the holders of any Preference Shares called for redemption, then, from and after the Redemption Date, dividends shall cease to accumulate on all Preference Shares so called for redemption, all Preference Shares so called for redemption shall no longer be deemed outstanding and all rights of holders of such Preference Shares shall forthwith on such Redemption Date cease and terminate, except the right of the holders thereof to transfer the Preference Shares prior to the Redemption Date and the right to receive the redemption price pursuant to Section 7(a).

(f) Payment of Redemption Price. On or prior to the Redemption Date, the Company shall deposit with the Paying Agent an amount in immediately available funds sufficient to pay the aggregate redemption price plus any declared and unpaid dividends;

provided that if such payment is deposited on the Redemption Date, it must be received by the Paying Agent by 10:00a.m. (New York City time) on the Redemption Date. An amount equal to the redemption price of any declared and unpaid dividends shall be paid to the holders promptly following the later of (i) the Redemption Date and (ii) the time of book-entry transfer or surrender of the certificate(s) evidencing such Preference Shares to the Paying Agent, as applicable.

Section 8. Maturity. The Preference Shares have no stated maturity. The Preference Shares shall remain outstanding perpetually, unless and until the Company elects to redeem the Preference Shares.

Section 9. Variation or Exchange.

(a) At any time following a Tax Event or at any time following a Capital Disqualification Event, the Company may, without the consent of any holders of the Preference Shares, vary the terms of the Preference Shares or exchange the Preference Shares for new securities, which (i) in the case of a Tax Event, would eliminate the substantial probability that the Company or any successor corporation would be required to pay any Additional Amounts with respect to the Preference Shares as a result of a Change in Tax Law or (ii) in the case of Capital Disqualification Event, would cause the Preference Shares to become securities that qualify as Tier 2 capital (where capital is subdivided into tiers) or its equivalent under then-applicable Capital Adequacy Regulations imposed upon the Company by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority), including under the Bermuda Monetary Authority’s enhanced capital requirements, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or levels of the Company or any subsidiary thereof. The terms of the varied securities or new securities considered in the aggregate shall not be less favorable, including from a financial perspective, to holders than the terms of the Preference Shares prior to being varied or exchanged (as reasonably determined by the Company); provided that no such variation of terms or securities received in exchange shall change the specified denominations, or any payment of dividend on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Preference Shares, reduce the Liquidation Preference thereof or the dividend payable thereon, lower the ranking of the securities, reduce the voting threshold for the issuance of senior stock or change the foregoing list of items that may not be so amended as part of such variation or exchange. No such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided in Section 4(a)), but unpaid with respect to such holder’s securities.

(b) Prior to any variation or exchange, the Company shall be required to (i) receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Preference Shares (including as holders and beneficial owners of the varied or exchanged securities) shall not recognize income, gain or loss for United States federal income tax purposes as a result of such variation or exchange and shall be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such variation or exchange not occurred, and (ii) deliver a certificate signed by two executive officers of the Company to the transfer agent for the

Preference Shares confirming that (x) a Capital Disqualification Event or a Tax Event has occurred and is continuing (as reasonably determined by the Company) and (y) that the terms of the varied or new securities, considered in the aggregate, are not less favorable, including from a financial perspective, to holders than the terms of the Preference Shares prior to being varied or exchanged (as reasonably determined by the Company).

(c) Any variation or exchange of the Preference Shares described above shall be made after notice is given to the holders of the Preference Shares not less than 30 nor more than 60 days prior to the date fixed for variation or exchange, as applicable.

Section 10. Voting Rights.

(a) General. Except as provided in this Section 10 or otherwise required by Bermuda law from time to time, the holders of the Preference Shares shall not have any voting rights.

(b) Right to Elect Two Directors upon Nonpayment Events. Whenever full dividends payable on any Preference Shares shall have not been declared and paid for the equivalent of any six (6) Dividend Periods, whether or not consecutive (a “Nonpayment”), the holders of the Preference Shares, acting together as a single class with holders of any and all other series of Appointing Preference Shares then outstanding, shall be entitled to the appointment (the “Appointing Rights”) of a total of two additional members to the Board of Directors (each, a “Preference Share Director”), provided that the appointment of any such directors shall not cause the Company to violate the corporate governance requirements of the New York Stock Exchange as applied to U.S. issuers (or any other securities exchange or automated quotation system on which the Company’s securities may be then listed or quoted) that listed companies must have a majority of independent directors. In the case of a Nonpayment, the number of directors on the Board of Directors shall automatically increase by two (to the extent such increase does not exceed the maximum number of directors permitted under the Company’s Bye-Laws, and the new directors shall be selected by at least a majority of the aggregate Liquidation Preference of the Preference Shares and any other Appointing Preference Shares at a special meeting called at the request of the record holders of at least 20% of the aggregate Liquidation Preference of the Preference Shares or of any other series of Appointing Preference Shares. The Board of Directors shall duly appoint the Preference Share Directors selected by the holders of the Preference Shares and any other Appointing Preference Shares then outstanding, and shall, subject to the Company’s Bye-Laws, determine which classes of directors the Preference Share Directors shall be a part of and shall allocate such Preference Share Directors to the classes having the longest term of office remaining at the time of such appointment. Each Preference Share Director shall be entitled to one vote per director on any matter.

The Appointing Rights shall continue until dividends on the Preference Shares and any such series of Appointing Preference Shares following the nonpayment shall have been fully declared and paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment) for at least four (4) consecutive Dividend Periods. When the term of a class of directors of which any Preference Share Director is a part of is expiring, the Board of Directors shall set the size of such class of directors to be elected by the Company’s ordinary shareholders at a level to include such Preference Share Director duly appointed by the Board of Directors upon the exercise of the Appointing Rights. The Company shall use its best efforts to increase the number of directors constituting the Board of Directors to the extent necessary to effect these Appointing Rights.

So long as a Nonpayment shall continue, any vacancy in the office of a Preference Share Director (other than prior to the initial appointment after a Nonpayment) may be filled by the Board of Directors pursuant to an exercise of the Appointing Rights by the holders of Preference Shares and any other Appointing Preference Shares then outstanding.

If and when dividends for four (4) consecutive Dividend Periods following a Nonpayment have been paid in full (or declared and a sum sufficient for the payment of such dividends shall have been set aside), the holders of the Preference Shares shall be divested of the Appointing Rights (subject to revesting in the event of each subsequent Nonpayment, as described above) and, if such Appointing Rights for all other holders of Appointing Preference Shares have terminated, the office of each Preference Share Director so appointed shall, notwithstanding the class of directors such Preference Share Director shall be a part of, automatically be vacated and the number of directors on the Board of Directors shall automatically decrease by two (2). In determining whether dividends have been fully paid for four (4) consecutive Dividend Periods following a Nonpayment, the Company may take into account any dividend the Company elects to pay for a Dividend Period after the regular Dividend Payment Date for that period has passed.

(c) Voting on Variations of Rights and Senior Shares.

(1) Notwithstanding the Company’s Bye-Laws, the affirmative vote or consent of the holders of at least 66 2/3% of the aggregate Liquidation Preference of the outstanding Preference Shares and any series of Appointing Preference Shares, voting together as a single class, shall be required for the authorization or issuance of any class or series of senior shares (or any security convertible into or exchangeable for senior shares) ranking senior to the Preference Shares as to dividend rights or rights upon the Company’s liquidation. The authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of parity shares or junior shares shall not require the consent of any holder of the Preference Shares, and shall not be deemed to materially adversely affect the rights of the holders of the Preference Shares.

(2) The affirmative vote or consent of the holders of at least 66 2/3% of the aggregate Liquidation Preference of the Company’s outstanding Preference Shares shall be required for amendments to the Company’s Memorandum of Association or Bye-Laws that would materially adversely affect the rights of holders of the Preference Shares. If all preference shares of the Company are not equally affected by any such proposed amendment and if the Preference Shares would have diminished status compared to other preference shares as a result, the approval of holders of at least 66 2/3% of the outstanding Preference Shares, voting together as a single class, shall be required.

(d) The foregoing voting provisions of this Section 10 will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preference Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside for payment by the Company for the benefit of the holders of Preference Shares to effect such redemption as set forth in Section 7.

Section 11. Record Holders. To the fullest extent permitted by applicable law, the Company and the transfer agent for the Preference Shares may deem and treat the record holder of any share of Preference Shares as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

Section 12. Amendments or Modifications; Waiver.

(a) To the extent permitted by applicable law, the Board of Directors may modify the terms of this Certificate of Designation without the consent of any holder of Preference Shares for any of the following purposes:

(i) to evidence the succession of another person to the Company’s obligations;

(ii) to add to the covenants for the benefit of the holders of the Preference Shares or to surrender any of the Company’s rights or powers under the Preference Shares;

(iii) to cure any ambiguity to correct or supplement any provisions that may be inconsistent, provided that such action shall not adversely affect the interest of the holders of the Preference Shares in any material respect; or

(iv) to make any other provision with respect to such matters or questions arising under this Certificate of Designation which the Company may deem desirable and which shall adversely affect the interests of the holders of the Preference Shares in any material respect.

(b) Except as provided below in this Section 12(b), this Certificate of Designation may be amended, modified or supplemented, and noncompliance in any particular instance with any provision of this Certificate of Designation or the Preference Shares may be waived, in each case with the affirmative vote or written consent of the holders of at least a majority of the aggregate liquidation preference of the Preference Shares then outstanding, including any modification occurring in connection with any merger or consolidation of the Company or otherwise.

(c) The Board of Directors may, subject to the prior written consent or the affirmative vote of the holders of at least a majority of the aggregate liquidation preference of the Preference Shares, amend the terms of this Certificate of Designation or the rights, powers, preferences and privileges of the holders of the Preference Shares; provided, that no such amendment shall, without the consent of the holder of each outstanding Preference Share affected by the amendment:

(i) change any Dividend Payment Date;

(ii) reduce the rate of dividends payable on the Preference Shares when, as and if declared by the Board of Directors;

(iii) reduce the redemption price or alter the July 1, 2017 optional redemption date;

(iv) change the place or currency of payment;

(v) impair the right to institute suit for the enforcement of the Preference Shares; or

(vi) change the percentage of aggregate Liquidation Preference of the Preference Shares whose holders must approve any amendment.

Section 13. Merger, Amalgamation, Consolidation and Sale of Assets. The Company covenants that it will not merge or amalgamate with or into, consolidate with or convert into any other person or entity or sell, assign, transfer, lease or convey all or substantially all of the Company’s properties and assets into any person or entity, unless

(a) either the Company is the continuing corporation or the successor corporation is a corporation organized under the laws of the United States, a state thereof, the District of Columbia, Bermuda or any country which is, on the date hereof, a member of the Organization for Economic Cooperation and Development and the Preference Shares shall be exchanged for or converted into and shall become Preference Shares of the successor corporation with substantially the same rights, powers, preferences and privileges, and

(b) the Company or the successor corporation is not, immediately after such merger, amalgamation, consolidation, conversion, sale, assignment, transfer, lease or conveyance, in default of any obligation under the Preference Shares.

Section 14. Form. The Preference Shares shall be issued initially in the form of one or more fully. registered global certificates with the global securities legend set forth in Exhibit A hereto (“Global Preference Shares”), each as set forth on the form of Preference Shares certificate attached hereto as Exhibit A which is hereby incorporated in and expressly made a part of this Certificate of Designation. The Global Preference Shares certificate may have notations, legends or endorsements required by law, stock exchange rules, agreements to which the Company is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). The Global Preference Shares shall be deposited on behalf of the holders of the Preference Shares represented thereby with the Registrar, as custodian for DTC (or with such other custodian as DTC may direct), and registered in the name of DTC or a nominee of DTC, duly executed by the Company and countersigned by the Registrar as hereinafter provided, The aggregate number of Preference Shares represented by Global Preference Shares may from time to time be increased or decreased by adjustments made on the records of the Registrar and DTC or its nominee as hereinafter provided.

In the event Global Preference Shares are deposited with or on behalf of DTC, the Company shall execute, and the Registrar shall countersign and deliver, initially one or more Global Preference Shares certificates that (a) shall be registered in the name of Cede & Co. or other nominee of the Depositary and (b) shall be delivered by the Registrar to DTC or pursuant to DTC’s instructions or held by the Registrar as custodian for DTC. Members of, or participants. in, DTC (“Agent Members”) shall have no rights under this Certificate of Designation .with respect to any Global Preference Shares held on their behalf by DTC or by the Registrar as the custodian of DTC or under such Global Preference Shares, and DTC may be treated by the Company, the Registrar and any agent of the Company or the Registrar as the absolute owner of such Global Preference Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Registrar or any agent of the Company or the Registrar from giving effect to any written certification, proxy or other authorization furnished by DTC or impair, as between DTC and its Agent Members, the operation of customary practices of DTC governing the exercise of the rights of a holder of a beneficial interest in any Global Preference Shares.

(b) Owners of beneficial interests in Global Preference Shares shall not be entitled to receive physical delivery of certificated Preference Shares, unless:

(i) DTC is unwilling or unable to continue as Depositary for the Global Preference Shares and the Company does not appoint a qualified replacement for DTC within 90 calendar days;

(ii) DTC ceases to be a “clearing agency” registered under the Exchange Act and the Company does not appoint a qualified replacement for DTC within 90 calendar days; or

(iii) the Company decides to discontinue the use of book-entry transfer through DTC (or any successor Depositary).

In any such case, the Global Preference Shares shall be exchanged in whole for certificated Preference Shares in registered form, with the same terms and of an equal aggregate liquidation preference (unless the Company determines otherwise in accordance with applicable law). Certificated Preference Shares shall be registered in the name or names of the Person or Person specified by DTC in a written instrument to the Registrar.

(c) An Officer shall sign the Preference Shares certificate for the Company by manual or facsimile signature. If the Officer whose signature is on a Preference Shares certificate no longer holds that office at the time the Registrar countersigns the Preference Shares certificate, the Preference Shares certificate shall be valid nevertheless.

A Preference Shares certificate shall not be valid until an authorized signatory of the Registrar signs the Preference Shares certificate by manual or facsimile signature. The signature shall be conclusive evidence that the Preference Shares certificate has been countersigned under this Certificate of Designation.

Section 15. Notices. All notices or communications in respect of Preference Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designation, the Memorandum of Association, the Bye-Laws or by applicable law.

Section 16. No Preemptive Rights. Holders of the Preference Shares shall not have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 17. Limitations on Transfer and Ownership. The holders of Preference Shares shall be subject to the limitations on transfer and ownership contained in the Bye-laws.

Section 18. Conversion. The Preference Shares shall not be convertible into or exchangeable for any other securities or property of the Company.

Section 19. Other Rights. The Preference Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions other than as set forth in this Certificate of Designation, the Memorandum of Association, the Bye-laws or applicable law.

Section 20. Calculation in Respect of Preference Shares. The Company will be responsible for making all calculations called for in respect of the Preference Shares, including, but not limited to, the determination of the dividends payable on the Preference Shares. Any calculations made in good faith and without manifest error will be final and binding on holders of the Preference Shares. The Company or its agents will be required to deliver to the Paying Agent a schedule of its calculations and the Paying Agent will be entitled to rely upon the accuracy of such calculations without independent verification. The Paying Agent will forward such calculations to any holder of the Preference Shares upon the request of such holder.

Section 21. Severability. In the event any provision of this Certificate of Designation shall be invalid, unenforceable or illegal, then, to the fullest extent permitted by applicable law, the validity, enforceability and legality of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, ASPEN INSURANCE HOLDINGS LIMITED has caused this Certificate of Designation to be signed this 11th day of April, 2012.

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Julian Cusack
	Name:	Julian Cusack
	Title:	Chief Financial Officer

Attest:	/s/ Patricia Roufca
	Name:	Patricia Roufca
	Title:	Associate Group General Counsel

EXHIBIT A

Form of Preference Shares Certificate